SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                         -------------------------------


                           TALK AMERICA HOLDINGS, INC.
                               (Name of Applicant)

                      12020 Sunrise Valley Drive, Suite 250
                             Reston, Virginia 20190
                    (Address of Principal Executive Offices)
                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

                 TITLE OF CLASS                                  AMOUNT

          10% Senior Subordinated Notes                     Up to $79,937,000
                  Due 2007 and                               principal amount
8% Convertible Senior Subordinated Notes Due 2007


         Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

        Name and address of agent for service:          With copies sent to:

                   Aloysius T. Lawn                  Jonathan C. Stapleton, Esq.
              Talk America Holdings, Inc                   Arnold & Porter
      Executive Vice President, General Counsel            399 Park Avenue
                    and Secretary                      New York, New York 10022
                    6805 Route 202
            New Hope, Pennsylvania, 18938



         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

1.       General Information

         (a)      The applicant is a corporation.

         (b) The applicant is organized under the laws of the State of Delaware.

2.       Securities Act Exemption Applicable

         Pursuant to the terms set forth in the offering circular dated February 21, 2002 (the "Offering Circular"), a copy of which is filed as Exhibit T3E(1) hereto, and the related letter of transmittal, a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Offering Circular, constitutes the "Exchange Offer"), Talk America Holdings, Inc. ("Talk America" or the "Applicant") has proposed to exchange (i) up to $61,844,000 of its 4 1/2% Convertible Subordinated Notes due 2002 for either: (a) $1,000 in principal amount of its new 10% Senior Subordinated Notes due 2007 for each $1,000 in principal amount of notes tendered or (b) $600 principal amount of its new 8% Convertible Senior Subordinated Notes due 2007 and $100 in cash for each $1,000 in principal amount of notes tendered; and (ii) up to $18,093,000 of its 5% Convertible Subordinated Notes due 2004 for $1,000 in principal amount of its new 10% Senior Subordinated Notes due 2007 for each $1,000 in principal amount of notes tendered (together with the 8% Senior Subordinated Notes due 2007, the "New Notes") under the indenture (the "Indenture") to be qualified hereby. Talk America will extend the Exchange Offer to all holders of its outstanding existing notes.

         As the New Notes are proposed to be offered for exchange by Talk America with its existing noteholders exclusively and solely for outstanding securities of Talk America, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. There will not be any sales of the New Notes made by Talk America (other than sales pursuant to the Exchange Offer) or by or through an underwriter at or about the same time as the Exchange Offer. No consideration has been or will be given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the existing notes. No holder of the outstanding existing notes has made or will be requested to make any cash payment to Talk America in connection with the Exchange Offer.

                                  AFFILIATIONS

3.       Affiliates

         a. Talk America owns 100% of the voting stock of the following subsidiaries:

                  i.    Talk America Inc. (Pennsylvania)
                  ii.   Compco, Inc. (Delaware)
                  iii.  TSFL Holding Corp. (Florida)
                  iv.  Access One Communications Corp. (New Jersey)
                  v.   Talk America of Virginia, Inc. (Virginia)
                  vi.  TC Services Holding Company Inc. (Pennsylvania)

         b. Access One Communications Corp., a wholly owned subsidiary of Talk America, owns 100% of the voting securities of the following subsidiaries:

                  i.    The Other Phone Company, Inc. (Florida)
                  ii.   Omnicall, Inc. (South Carolina)


         See Item 4 for "Directors and Executive Officers" of Talk America, some of whom may be deemed to be affiliates of Talk America by virtue of their positions.

                             MANAGEMENT AND CONTROL

4.       Directors and Executive Officers

         The following table lists the name of each director and executive officer of Talk America and the office or offices held by each such person. The address of each person listed below is c/o Talk America Holdings, Inc., 12020 Sunrise Valley Drive, Reston, Virginia 20190.

Name                             Position
----                             --------
Gabriel Battista                 Chairman of the Board of Directors, Chief
                                   Executive Officer
Warren Brasselle                 Senior Vice President, Operations
Jeff Earhart                     Senior Vice President, Customer Operations
Mark S. Fowler                   Director
Kevin D. Griffo                  Execute Vice President - Sales and Marketing
Aloysius T. Lawn, IV             Executive Vice President - General Counsel and
                                   Secretary
Arthur J. Marks                  Director
Edward B. Meyercord, III         President, Director and Treasurer
Ronald R. Thoma                  Director
George Vinall                    Executive Vice President - Business Development
Thomas Walsh                     Vice President - Finance
David Zahka                      Chief Financial Officer

5.       Principal Owners of Voting Securities

As of December 31, 2001 no person known by Talk America owns 10% or more of any class of such voting securities.

                                  UNDERWRITERS

6.       Underwriters

         (a)      Not applicable.

         (b)      Not applicable.

                               CAPITAL SECURITIES


7.       Capitalization

         (a) The capital stock and debt securities of Talk America on a consolidated basis as of January 31, 2002 were as follows:


            Title of Class                         Amount Authorized                    Amounting Outstanding
            --------------                         -----------------                    ---------------------
Common Stock, par value                               300,000,000                            81,452,721
$0.01 per share(1)

Preferred Stock, par value                             5,000,000                                      0
$0.01 per share(1)

8% Convertible Notes due 2011                         54,000,000                             34,000,000

4 1/2% Convertible Subordinated                      300,000,000                             61,844,000
Notes due 2002

5% Convertible Subordinated                          200,000,000                             18,093,000
Notes due 2004

(1) Talk America previously adopted a Stockholders Rights Plan under which each share of Common Stock of Talk America is entitled to receive a preferred stock purchase right. Each right will entitle holders to buy one three-hundredth of a share of Series A Junior Participating Preferred Stock of Talk America at an exercise price of $55. Each right will thereafter entitle the holder to receive upon exercise Talk America common stock (or, in certain circumstances, cash, property or other securities of Talk America) having a value equal to two times the exercise price of the right. The rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of Talk America's common stock or announces a tender or exchange offer which would result in such person or group owning 20% or more of Talk America, or if the board of directors declares that a 15% or more stockholder has become an "adverse person" as defined in the plan. Talk America, except as otherwise provided in the plan governing such rights, will generally be able to redeem the rights at $0.001 per right at any time during a ten-day period following public announcement that a 20% position in Talk America has been acquired or after the board of directors declares that a 15% or more stockholder has become an "adverse person." The rights are not exercisable until the expiration of the redemption period. The rights will expire on August 19, 2009, subject to extension by the board of directors.

As of January 31, 2002, there are outstanding options to purchase 13,028,993 shares of our common stock. In addition, as of such date, there were warrants outstanding to purchase up to 1,471,429 shares of common stock. Holders of warrants also have registration rights under certain conditions.

         (b) Each holder of Talk America's common stock is entitled to one vote for each share of Talk America's common stock held of record on the applicable record date on all matters submitted to a vote of stockholders.

         There are currently no shares of Talk America preferred stock outstanding. The 5,000,000 authorized shares of preferred stock may be issued from time to time by Talk America's board without stockholder approval. Talk America's board has the authority to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series.

                              INDENTURE SECURITIES

8.       Analysis of Indenture Provisions

         The New Notes will be issued under the terms of an indenture to be entered into between Talk America and U.S. Bank Trust National Association, as trustee (the "Indenture"). The following is a general description of certain provisions of the Indenture required under Section 305 (a)(2) of the Trust Indenture Act of 1939, as amended, and the description is qualified in its entirety by reference to the copy of the Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(A)      Events of Default; Withholding of Notice of Default.

         Each of the following is an Event of Default under the Indenture:

                  (1) default in the payment of any interest upon any Security of that series when due and payable, and continuance of such default for a period of 30 days;

                  (2) default in the payment of the principal of (or premium, if any, on) any Security of that series at its Maturity;

                  (3) default in the deposit of any sinking fund payment, when and as due by the terms of a Security of that series and continuance of such default for a period of 30 days;

                  (4) default in the performance, or breach, of any covenant or warranty of Talk America in the Indenture with respect to Securities of that series (subject to certain exceptions), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to Talk America by the Trustee or to Talk America and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" thereunder;

                  (5) certain events of bankruptcy, insolvency or reorganization of Talk America or a Significant Subsidiary;

                  (6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Talk America or any Material Subsidiary of Talk America (or the payment of which is guaranteed by Talk America or any Material Subsidiary of Talk America), whether such Indebtedness or guarantee now exists or is created after the Issuance Date, which default (i) is caused by a failure to pay when due principal of or interest on such Indebtedness within the grace period provided for in such Indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity (without such acceleration being rescinded or annulled) and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any such Indebtedness under which there is a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; or

                  (7) a final, non-appealable judgment or final non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) for the payment of money are entered by a court or courts of competent jurisdiction against Talk America or any Material Subsidiary of Talk America and remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such judgments exceeds $5 million; or

                  (8) any other Event of Default provided with respect to a series of Securities.

                  If a default occurs thereunder with respect to Securities of any series, the Trustee shall, within 90 days, give the Holders of Securities of such series notice of such default as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default of the character specified in section (4) above with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

(B)      Authentication and Delivery of Securities; Application of Proceeds.

                  Pursuant to the Indenture, the Securities shall be executed on behalf of Talk America by two Officers, under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. No Security shall be valid until the Trustee or an Authenticating Agent manually signs the certificate of authentication on such Security. The signature shall provide conclusive evidence that the Securities have been authenticated under the Indenture.

                  Because the Securities are being issued in exchange for the existing notes, there will be no cash proceeds from the issuance of the Securities.

(C)      Release of Collateral.

         The Securities are not secured by any assets of Talk America.

(D)      Satisfaction and Discharge.

                  This Indenture shall upon Talk America's Request cease to be of further effect with respect to Securities of any series (subject to certain exceptions), and the Trustee, at the expense of Talk America, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture with respect to such Securities, when

         (1)      either:

                  (a) all such Securities theretofore authenticated and delivered (subject to certain exceptions); or

                  (b) all such Securities not theretofore delivered to the Trustee for cancellation: (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of Talk America, and Talk America, in the case of (b)(i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount in the currency or currencies or currency unit or units in which such Securities are payable sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

         (2) Talk America has paid or caused to be paid all other sums payable thereunder by Talk America; and

         (3) Talk America has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent therein provided for relating to the satisfaction and discharge of the Indenture with respect to such Securities have been complied with.

                           Notwithstanding the satisfaction and discharge of the
                  Indenture, the obligations of Talk America to the Trustee and to any Authenticating Agent under certain provisions of the Indenture and, if money shall have been deposited with the Trustee pursuant to subsection (B) of section (1) above, the obligations of the Trustee under certain provisions of the Indenture shall survive.

(E) Evidence to be Furnished to the Trustee of Compliance with Conditions and Covenants.

         Talk America shall deliver to the Trustee, within 120 days after the end of each fiscal year of Talk America, an Officers' Certificate stating that a review of the activities of Talk America and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether Talk America has kept, observed, performed and fulfilled its obligations under, and complied with the covenants and conditions contained in, the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of such Officer's knowledge Talk America has kept, observed, performed and fulfilled each and every covenant, and complied with the covenants and conditions contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which such Officer may have knowledge) and that to the best of such Officer's knowledge no event has occurred and remains in existence by reason of which payments on account of the principal or of interest, if any, on the Securities are prohibited.

         Talk America will, so long as any of the Securities are outstanding, deliver to the Trustee, forthwith upon becoming aware of:

         a. any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in the Indenture; or

         b. any event of default under any other mortgage, indenture or instrument as that term is used in the Indenture, an Officers' Certificate specifying such Default, Event of Default or default.



9.       Other Obligors

         None.

       Contents of Application for Qualification. This application for qualification comprises:


         (a)      Pages numbered 1 to 10 consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of U.S. Bank Trust National Association, as Trustee under the Indenture.(1)

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

         Exhibit T3A - Restated Certificate of Incorporation of Talk America, as amended.(2)

         Exhibit T3B - By-Laws of Talk America.(3)

         Exhibit T3C - (1) The Indenture, dated as of February __, 2002, by and between Talk America and U.S. Bank Trust National Association, as Trustee.(4)

                  (2) Supplemental Indenture No. 1, dated as of ________, by and between Talk America and U.S. Bank Trust National Association, as Trustee.(4)
                  (3) Supplemental Indenture No. 2, dated as of ________, by and between Talk America and U.S. Bank Trust National Association, as Trustee.(4)

         Exhibit T3D - Not applicable.

         Exhibit T3E - (1) Offering Circular dated as of February 21, 2002.(4)

                  (2)       Letter of Transmittal accompanying the Offering
Circular.(4)

                  (3)      Letter to Clients.(4)

                  (4)      Letter to Broker-Dealers.(4)

                  (5)      Notice of Guaranteed Delivery.(4)

                  (6) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.(4)

         Exhibit T3F - Cross-reference sheet. (1)

-------------------------------------------
         (1)      Filed herewith.

        (2) Incorporated by reference to Exhibit 3.1 to Talk America's Form 10-Q for the quarter ended March 31, 1999.

        (3) Incorporated by reference to Exhibit 3.1 to Talk America's Registration Statement on Form S-1 (File No. 33-94940).

        (4) Incorporated by reference to Talk America's Schedule TO dated February 21, 2002.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Talk America Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Hope, and State of Pennsylvania, on the 21st day of February, 2002.

         TALK AMERICA HOLDINGS, INC.



         By:         /s/ Edward B. Meyercord, III
                  ------------------------------------------------

                  Edward B. Meyercord, III
                  President

Attest:

 /s/ Aloysius T. Lawn IV
------------------------------
Aloysius T. Lawn IV
Secretary

                                                                    EXHIBIT T3F
                                                                    -----------

                                            TALK AMERICA HOLDINGS, INC.

         Cross-reference of sections of the Indenture to Sections 310 through 318, inclusive, of the Trust Indenture Act of 1939:



TRUST INDENTURE
  ACT SECTION                                                                                     INDENTURE SECTION
(S) 310(a)(1)...................................................................................................609
         (a)(2)  ...............................................................................................609
         (a)(3)  ....................................................................................Not Applicable
         (a)(4)  ....................................................................................Not Applicable
         (b)  .............................................................................................608, 610
(S) 311(a)......................................................................................................613
         (b)....................................................................................................613
(S) 312(a)......................................................................................................701
          ................................................................................................   702(a)
         (b).................................................................................................702(b)
         (c) ................................................................................................702(c)
(S) 313(a) ..................................................................................................703(a)
         (b).................................................................................................703(a)
         (c).................................................................................................703(a)
         (d).................................................................................................703(b)
(S) 314(a)......................................................................................................704
         (a)(4)  ..........................................................................................101, 704
         (b).........................................................................................Not Applicable
         (c)(1).................................................................................................102
         (c)(2)  ...............................................................................................102
         (c)(3)  ....................................................................................Not Applicable
         (d) ........................................................................................Not Applicable
         (e)....................................................................................................102
(S) 315(a)......................................................................................................601
         (b)....................................................................................................602
         (c)....................................................................................................601
         (d)....................................................................................................601
         (e)....................................................................................................514
(S) 316(a)......................................................................................................101
         (a)(1)(A).........................................................................................502, 512
         (a)(1)(B)..............................................................................................513
         (a)(2)......................................................................................Not Applicable
         (b)....................................................................................................508
         (c).................................................................................................104(c)
(S) 317(a)(1)...................................................................................................503
         (a)(2) ................................................................................................504
         (b)...................................................................................................1505
(S) 318(a)......................................................................................................107

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                ------------------
                                   FORM T - 1

                    STATEMENT OF ELIGIBILITY UNDER THE TRUST
                     INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

                                ------------------

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
             OF A TRUSTEE PURSUANT TO SECTION 305 (b) (2) _________

                      U.S. BANK TRUST NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

                                   13-3781471
                               (I. R. S. Employer
                               Identification No.)


       100 Wall Street, New York, NY                       10005
(Address of principal executive offices)                (Zip Code)

                      ------------------------------------
                            FOR INFORMATION, CONTACT:
                  Ignazio Tamburello, Assistant Vice President
                      U.S. Bank Trust National Association
                           100 Wall Street, 16th Floor
                               New York, NY 10005
                            Telephone: (212) 361-2535

                           TALK AMERICA HOLDINGS, INC
               (Exact name of obligor as specified in its charter)

           DELAWARE                                       23-2827736
(State or other jurisdiction of                       (I. R. S. Employer
incorporation or organization)                        Identification No.)

12020 SUNRISE VALLEY DRIVE SUITE 250
RESTON, VIRGINIA                                           20190
(Address of principal executive offices)                 (Zip Code)

                               ------------------
                               SUBORDINATED NOTES

Item 1.           GENERAL INFORMATION.

         Furnish the following information as to the trustee - -

         (a) Name and address of each examining or supervising authority to which it is subject.

                Name                                           Address
                ----                                           -------

    Comptroller of the Currency                            Washington, D. C.

         (b)      Whether it is authorized to exercise corporate trust powers.

                  Yes.

Item 2.           AFFILIATIONS WITH THE OBLIGOR.

         If the obligor is an affiliate of the trustee, describe each such affiliation.

                  None.

Item 4.  TRUSTEESHIPS UNDER OTHER INDENTURES.

         If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

         (a) Title of the securities outstanding under each such other indenture.

         Talk America Holdings, Inc. 41/2% Convertible Subordinated Notes due 2002 outstanding under an Indenture dated September 9, 1997 (the "41/2% Notes Indenture").

         Talk America Holdings, Inc. 5% Convertible Subordinated Notes due 2004 outstanding under an Indenture dated December 10, 1997 (the "5% Notes Indenture" and, with the 4 1/2% Notes Indenture, the "Existing Indentures").

         (b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of section 310(b)(1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

         The obligations of Talk America Holdings, Inc. ("Talk") under the Indenture to be qualified and the obligations of Talk under the existing indentures are wholly unsecured general obligations of Talk and are subordinated to "Senior Debt" of Talk on the same terms, except that the obligations of Talk under the Indenture to be qualified will rank senior in right of payment to the obligations of Talk under the existing indentures should there be an event of default or other liquidation or dissolution of Talk. There is no existing event of default under either of the Existing Indentures nor under the Indenture to be qualified nor any such liquidation or dissolution of Talk and, accordingly, there is no currently existing conflict of interest. The Existing Indentures are specifically described in the Indenture to be qualified. Furthermore, the obligations of Talk under the Indenture to be qualified are proposed to be exchanged for the obligations of Talk under the Existing Indentures and, if all are so exchanged, will cease to be obligations of Talk and the Existing Indentures will be terminated.

Item 16.       LIST OF EXHIBITS.

       Exhibit 1. Articles of Association of U.S. Bank Trust National Association, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-51961.

       Exhibit 2. Certificate of Authority to Commence Business for First Trust of New York, National Association now known as U.S. Bank Trust National Association, incorporated herein by reference to Exhibit 2 of Form T-1, Registration No. 33-83774.

       Exhibit 3. Authorization to exercise corporate trust powers for U.S. Bank Trust National Association, incorporated herein by reference to Exhibit 3 of Form T-1, Registration No. 333-51961.

       Exhibit 4. By-Laws of U.S. Bank Trust National Association, incorporated herein by reference to Exhibit 4 of Form T-1, Registration No. 333-51961.

       Exhibit 5.   Not applicable.

       Exhibit 6. Consent of First Trust of New York, National Association now known as U.S. Bank Trust National Association, required by
                    Section 321(b) of the Act, incorporated herein by reference to Exhibit 6 of Form T-1, Registration No. 33-83774.

       Exhibit 7. Report of Condition of U.S. Bank Trust National Association, as of the close of business on December 31, 2001, published pursuant to law or the requirements of its supervising or examining authority.

       Exhibit 8.   Not applicable.

       Exhibit 9.   Not applicable.





                                    SIGNATURE

                  Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, U.S. Bank Trust National Association, a national banking association organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, the 21st day of February, 2002.

                                            U.S. BANK TRUST
                                         NATIONAL ASSOCIATION

                                       By: /s/ Ignazio Tamburello
                                           -----------------------
                                               Ignazio Tamburello
                                               Assistant Vice President